December 17, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Biovail Corporation Form 20-F for the Year Ended December 31, 2008 Filed March 17, 2009 File No. 001-14956

Dear Mr. Rosenberg:

Biovail Corporation (the “Company”) acknowledges receipt of the letter from the Staff of the United States Securities and Exchange Commission (the “Commission”) dated December 15, 2009 with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the Commission on February 27, 2009 (the “Comment Letter”).

This letter is to confirm the conversation on December 17, 2009 between Erik Tavzel of Cravath, Swaine & Moore LLP and Mike Rosenthall of the Staff, in which it was agreed that the Company will have until January 20, 2010 to submit its response to the Comment Letter.

Sincerely,
/s/ Peggy Mulligan
Peggy Mulligan
Senior Vice President and Chief Financial Officer